UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           HEARTSTAT TECHNOLOGY, INC.
                 (Name of small business issuer in its charter)

                DELAWARE                               20-1680252
    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

                 530 WILSHIRE BLVD, #304 SANTA MONICA, CA 90401
               (Address of principal executive offices) (Zip Code)

                     Issuer's telephone number: 310-451-7400

        Securities to be registered under Section 12(b) of the Act: NONE

           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)



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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

INTRODUCTION

         HEARTSTAT TECHNOLOGY, Inc., ("HEARTSTAT" or the "Company") is a Delaware corporation originally incorporated on October 12, 1995, under the name of "Hospital Software of America, Inc." The Company has undergone name changes that are described in the history of the company below. Most recently HEARTSTAT was renamed from Tec Factory, Inc. pursuant to a March, 18, 2004 agreement by which the technology assets of HEARTSTAT, INC. WERE ACQUIRED BY TEC FACTORY, INC. Unless otherwise specified, the "Company", "HEARTSTAT", "we", "our" and "us" refer to HEARTSTAT TECHNOLOGY INC. Our principal executive offices are located at 530 Wilshire Blvd, Suite 304, Santa Monica, CA 90401 and our telephone number is 310-451-7400.

HISTORY OF THE COMPANY

         HEARTSTAT Technology, Inc. was originally incorporated on October 12, 1995, as Hospital Software of America, Inc. On November 29, 1995, the Company changed its name to "New Health Technologies, Inc., and at the same time effected at 10,000 to 1 reverse stock split, reducing the outstanding shares from 300,000,000 to 30,000.

         On August 28, 1996, the Company changed its name to "Pubbs Worldwide, Inc. and at the same time, effected a 35 to 1 reverse stock split, reducing the number of issued and outstanding shares from 14,000,000 to 400,000. The Company changed its name to Pubbs Worldwide, Inc. in order to better reflect its acquisition of Hubbs Development, Inc., which was in the business of operating restaurants and retail sales of food, beer, wine and beverages.

         On April 5, 1999, the Company changed its name to "Chasen's International Corporation". The name change was affected in anticipation of a share exchange agreement between the Company and a group of shareholders, which owned a controlling interest in Chasen's Restaurant and Jockey Club in Beverly Hills, California. Management of the Company believed that changing the name of the Company to Chasen's International Corporation would provide the Company instant name recognition. The Company affected a stock split of 100 to 1 at this time.

         On July 6, 1999, the Company changed it corporate name to "Tril-MediaNet.com" after the anticipated share exchange agreement and acquisition of Chasen's did not materialize. It was believed that the new name would allow the Company to better continue its software business development and technology operations and avoid any conflict with the trademarks and ownership of the name Chasen's.

         On November 21, 2000, the Company changed its name to Tec Factory, Inc. and was planning to purchase Tec Factory Fort Lauderdale, LLC and Tec Factory Los Angeles, LLC from Web Capital Ventures, Inc. This transaction was not concluded. The Company had negligible operations between November 2000 and February 6, 2004.

         On February 6, 2006 the Company concluded an agreement to purchase the technology assets of HEARTSTAT, INC. AND on February 17, 2004 the Company amended its corporate name to HEARTSTAT Technology, Inc. in anticipation of closing and Agreement for the Purchase of Assets based on the February 6, 2004 agreement.

         On March 18, 2004, the Company concluded a preliminary February 6, 2004 agreement to purchase the technology referred to herein as the "HEARTSTAT Technology". The HEARTSTAT Technology consists of patents and technology for a non-invasive monitoring of blood flow, perfusion and other cardiovascular and heart measures. (See description of HEARTSTAT Technology below.)

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         There were no stock splits or other  changes to the Company  securities effected at the time of this name change and subsequent Agreement for the Purchase of Assets.

         The Company's common stock is currently quoted on the National Association of Securities Dealers' Over the Counter Pink Sheets and has been trading under the current symbol "HSTA" effective March 1, 2004. From November 28, 2000 the stock previously traded under the symbols "TECF". From August 10, 1999 till November 27, 2000 the stock traded under the symbol "TMDN". From June 4, 1999 till August 9, 1999 the stock traded under the symbol "CIIT" and previously from June 9, 1998 the stock traded under the symbol "HUBS".

         The Agreement for the Purchase of Assets, dated February 6, 2004 provided for the issuance of 38,000,000 shares of common stock and the assumption of $370,000 of debt plus two royalty agreements as consideration for the purchase for a 100% ownership of the HEARTSTAT Technology. At February 6, 2004, the Company's board of directors and shareholders approved the terms of the HeartSTAT Agreement for the Purchase of Assets. This agreement was accounted for as an arms length transaction.

         The Company has also agreed with Interest Holders that they would not have the ability to sell any of their stock under rule 144 or 144K until the company delivers its first revenue to market.

         As per the terms of Asset Acquisition Agreement there were two royalties payable by the Company to SolutionMED Ventures of 1.2% and CNPB, Inc. (owned by the inventor, Ted Russell and his spouse) of 2.2% on all product revenues related to HEARTSTAT Technology. Complete royalty agreements are attached hereto as an exhibit to the Agreement for the Purchase of Assets.

         Pursuant to the Asset Acquisition Agreement the Company agreed with the interest holders that Ted W. Russell could exclusively license in perpetuity the HEARTSTAT Technology for the purpose of financing and concluding product commercialization activities if the Company (HEARTSTAT Technology, Inc.) were to fail to raise at least $2,500,000 of net proceeds for product development by September 6, 2005 with an allowance that the Company has a 90-day period to cure the financing inadequacy to prevent the license from being effected. The terms of the license would include a provision that Mr. Russell, or an independent entity will repay the Company for any actual investment capital received at the rate of 20% of any net income of Mr. Russell's independent commercial operations of producing derivative products using the HEARTSTAT Technology. In addition, the Company would receive a royalty on net revenues of such derivative products as follows:

         1. A royalty equal to 3% of net revenues if at lest $1.3 million of investment capital was received
         2.   A royalty equal to 2% of net  revenues  if at least  $650,000  but less than $1.3 million of investment capital was received, or
         3.   A  royalty  equal to 1% of net  revenues if less than  $650,000 of investment capital was received.

         * Exhibit B disclosing all terms and conditions to of this exclusive license is attached to the Agreement for the Purchase of Assets.


THE COMPANY


         Commencing March 18, 2004 HEARTSTAT Technology, Inc. intends to complete development of and initiate manufacture and marketing of a product line of hospital devices for monitoring patient blood flow, perfusion, and other cardiovascular and heart values. Our system is completely noninvasive and operates continuously on a heart beat-by-beat basis. It works with a simple disposable single-patient-use sensor that has several advantages for patient safety. The system also monitors the patient's blood pressure (BP).

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

         Along with its cardiovascular measurement advancements, our system is uniquely "patient practical". Instead of patient complications that are caused by present invasive and noninvasive pump-up monitoring devices, we believe ours is the only known comfortable monitor system. These advantages and the system's simplicity were created for providing unrestricted preventive monitoring for all categories of patients. Moreover, the disposable patient sensor was created to also reduce hospital sepsis, a significant problem of reused blood pressure cuffs in hospital care.

         Our mission involves well over a decade of product development that was funded with substantial investment. It started with a predecessor continuous noninvasive blood pressure (CNBP) monitor product system that was invented by our CEO; cleared for marketing by the FDA in 1986: and test marketed (several hundred units, by hospital users) in the early 1990s; which we believe this confirmed the system's practicality and acceptability for critical care monitoring. Rather than proceed with marketing of that blood pressure product, our CEO determined that much greater need and market opportunity existed for blood flow and perfusion monitoring, whereupon he initiated a research and product development program, based in part on using as the sensing "platform" of that CNBP system, that led to his inventing our present technology, pursuant to which he has performed and arranged independent assessment and has applied for several patents that are pending.

         Please read the information under the heading "FORWARD- LOOKING STATEMENTS AND ASSOCIATED RISKS" below, which describes and refers to some of the important risks and uncertainties.


FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

         Some of the statements in this report or incorporated by reference are forward-looking, including, without limitation, the statements under the caption "Management's Discussion and Analysis or Plan of Operation". Forward-looking statements include those that contain words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "maintain," "continue" and variations of these words or comparable words. In addition, all of the non-historical information herein is forward-looking, including any statement or implication about a future time, result or other circumstance. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons. These forward-looking statements are made only as of the date of this report. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

         The forward-looking statements included herein are based on, among other items, assumptions that we will be able to meet our operating cash and any debt service requirements, that we will be able to successfully resolve disputes and other business matters as anticipated, that competitive and technological conditions within the medical device and electronic component industries will not affect us materially or adversely, that we will retain key personnel, that our forecasts will reasonably anticipate market demand for our products, and that there will be no significant unanticipated cost increases or other material adverse change in our operations or business. Among the factors that could cause actual results to differ materially are the following:

    o the effect of the dramatic changes taking place in the healthcare environment;

    o    the impact of competitive procedures and products and their pricing;

    o unforeseen difficulties and delays in the conduct of clinical trials, regulatory approvals for marketing and product development programs;

    o medical insurance reimbursement policies and actions of regulatory authorities and third-party payers in the United States and overseas;

    o uncertainties about the acceptance of a novel therapeutic modality by the medical community;

    o    potential effects of inflation;


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

    o    lack of earnings visibility;

    o    dependence upon certain customers or markets;

    o    dependence upon suppliers;

    o    unforeseen manufacturing problems;

    o difficulties in integrating any acquired businesses and realizing cost savings or productivity gains;

    o    dependence on key personnel;

    o difficulties regarding hiring and retaining qualified personnel in a competitive labor market; and

    o    Risks of doing business in international markets.

         Other factors that could cause results to vary materially from current expectations are referred to elsewhere in this report.

         Assumptions regarding the foregoing involve judgments that are difficult to make and future circumstances that are difficult to predict correctly. Forecasting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our internal forecasts, and which may in turn affect expectations or future results. We do not undertake to announce publicly the changes that may occur in our expectations. Readers are cautioned against giving undue weight to any of the forward-looking statements. The inclusion of forward-looking information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. We are setting out some of the more specific risk factors below in full for the convenience of the readers:

WE REQUIRE SUBSTANTIAL FUNDING.
    Our funding requirements are significant and may exceed the proceeds of any new financing. Unless we obtain sufficient funds, either as a result of an offering of our securities or pursuant to a strategic alliance or license or sale of our proposed products or technology, we may fail in our business mission and cease to operate. The principal cash requirements are for compensating our engineering and other technical employees and consultants, equipment, working capital, and other expenses:
        o    Compensation to executive officers;
        o    Expenses relating to the product development of our system;
        o    Expenses relating  to  clinical testing  and our  submission to the
             FDA;
        o    Patent   expenses  for   protecting  our  technology  in   multiple
             countries;
        o    Expenses relating to the start of production and marketing; and
        o General and administrative expenses relating to the general operation of our business.


WE HAVE NOT COMPLETELY DEVELOPED OUR MONITORING SYSTEM AND MAY NEVER COMPLETE OUR DEVELOPMENT EFFORT OR INTRODUCE A PRODUCT.
    We are engaged in the development of products using our hemodynamic monitoring system that is based on what we believe is a new technology that we invented. We have two product monitoring models that use the same physical system under development. Our failure to commercialize either or both product models, or any future models, or the lack of acceptance thereof by clinical users could have a material adverse effect upon our business, financial condition and prospects.

    We cannot predict with any certainty the amount of money that will be required for this development effort due to possible unforeseen technologic complexities. We may not have anticipated the capital requirements for developing our system and products. If we do not find raise adequate funds, we may have to discontinue our development efforts. Even with adequate funds, we cannot assure you that we will be able to develop a functional product.


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HOSPITALS AND THE MEDICAL PROFESSION MAY NOT ACCEPT OUR MONITORING SYSTEM.
    Hospitals and the medical profession in general, which constitutes the potential market for our product system, may never accept our products for a number of reasons, including:
        o Reluctance or failure to accept the principles of our technology as valid;
        o Reluctance to purchase equipment with new technology that is not widely used in other hospitals because of concerns about potential adverse consequences;
        o Reluctance to purchase equipment from a new, undercapitalized company, regardless of the validity of theoretical basis for the monitoring system; and
        o    Insufficient confidence in our ability to provide ongoing service.

WE HAVE NOT GENERATED ANY REVENUE  SINCE OUR  ORGANIZATION,  AND OUR INDEPENDENT
ACCOUNTANTS HAVE INCLUDED AN EXPLANATORY PARAGRAPH IN THEIR REPORT ON OUR FINANCIAL STATEMENTS.
    The HEARTSTAT system has not produced any revenue to date and our research and development efforts have been limited in 2004 while we have been raising final funding and completing this merger transaction. The report of our independent accountants includes an explanatory paragraph stating that our continuing losses and accumulated deficit raise substantial doubt as to our ability to continue as a going concern. We do not expect to generate revenue prior to obtaining our final FDA clearance. We cannot assure you that we will ever receive FDA approval or generate revenue.

WE MAY BE DEPENDENT UPON DEVELOPING RELATIONSHIPS WITH STRATEGIC PARTNERS, AND CANNOT ASSURE YOU WE WILL DERIVE ANY ANTICIPATED BENEFITS FROM SUCH A RELATIONSHIP.
    For market acceptance of our new system, we may establish a relationship with a company that manufactures or markets medical devices. However, we cannot give any assurance we will be able to enter into agreements with one or more of such strategic partners. If we do not enter into such agreements, our cash resources may be inadequate and result in either an acceleration of our need for additional funding or a need to reduce our operations. Also, we would be dependent upon the ability and willingness of the strategic partner to perform its obligations under the agreement in a timely manner. We cannot predict the amount and timing of resources that any strategic partner may devote to our products; this may be affected by factors not within our control. These factors include:

        o    A change in management or direction by the strategic partner;
        o The introduction or development by the strategic partner or one of its affiliates of products that may compete with our products; and
        o The strategic partner's ongoing perception of the market acceptability of our products, the fit of our products within the partner's product line and our patent protection.

    If any future strategic partner were to breach or terminate its agreement with us or not perform its obligations in the manner contemplated by us or otherwise fails to conduct its collaborative activities with us in a timely manner, the commercialization of our products could be delayed or terminated. Any such delay or termination could have a material adverse effect upon our business.

    If we enter into agreements with one or more strategic partners, conflicts of interest could arise between us and one or more strategic partners which, depending upon the nature of the conflict, could have a material adverse effect upon our business, prospects and financial condition. We must anticipate that any of our strategic partners may have other interests in related fields. Our strategic partners or their affiliates may develop, either alone or with others, products in this field or in related fields that are competitive or have applications which are competitive with those of our hemodynamic monitoring system. The competing products could affect the support provided to our products and may result in a withdrawal of support for our products which could have a material adverse effect upon our business, prospects and financial condition.

WE PRESENTLY HAVE NO MARKETING CAPABILITY, AND MAY HAVE TO RELY ON OTHERS FOR THIS.
    If we develop and obtain FDA marketing approval for our monitoring system, we must develop a marketing capability. We presently have no marketing employees, and the proceeds from a future


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    financing may not be sufficient to develop a satisfactory marketing program.
    An intensive marketing program must be implemented in order to educate the medical profession as to both our technology and our product system. In this connection, we must demonstrate to the medical profession that our system will monitor blood pressure and flow parameters at least as accurately as other methods and will provide other clinical advantages not currently available. We cannot assure you that we will be able to make such demonstration.

WE HAVE NO MANUFACTURING CAPABILITY AND WILL RELY ON OTHERS TO PRODUCE PRODUCT COMPONENTS.
    We as yet have no manufacturing facilities and we anticipate that, when we develop our product monitoring system, our production will consist of assembly, testing and quality operations, and will rely on vendors and subcontractors to provide components that we will use in assembling our products. We cannot assure you that we will be able to produce nor have our products manufactured.

WE MUST COMMIT RESOURCES TO PRODUCTION PRIOR TO RECEIPT OF PURCHASE COMMITMENTS AND COULD LOSE SOME OR ALL OF THE ASSOCIATED INVESTMENT.
    Our product sales may primarily be pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. As a result, we must commit resources to the production of products without advance purchase commitments from customers. Our inability to sell products could have a material adverse effect on our financial condition, results of operations and cash flows.

WE ARE SUBJECT TO GOVERNMENT REGULATIONS AND HAVE NO ASSURANCE OF REGULATORY APPROVAL.
    Medical  devices  are  subject  to  extensive   regulation  by  the  Federal
    government, principally the FDA, as well as regulatory bodies in other countries, including the European Community's International Standards Association. We cannot market any product in the United States unless marketing is cleared by the FDA. The marketing of products which receive FDA clearance to market may be suspended, and recall of products may be ordered if the FDA determines that we are not complying with applicable regulatory or performance standards. We cannot assure you that we will receive any required FDA or other regulatory approval. The failure to obtain FDA approval could result in a termination of our business. Furthermore, if additional clinical testing is required, we may not have adequate funds to have such tests performed.

    We also must comply with the manufacturing quality requirements of FDA, whereby quality assurance procedures are confirmed with FDA inspections. Although FDA is known to provide reasonable opportunity for other firms to correct deficiencies relating to non-life-support products like ours, there can be no assurance that the manufacturing of our products in the United States would be prohibited until any deficiencies were corrected.

    We are also governed by other Federal, state and local laws of general applicability. These laws include, but are not limited to, those regulating conditions enforced by the Occupational Safety and Health Administration and other environmental laws enforced by the United States Environmental Protection Agency. Various states and countries have comparable laws.

WITHOUT INSURER APPROVAL FOR REIMBURSEMENT FOR NON-HOSPITAL USES OF OUR PRODUCTS, PHYSICIANS MAY BE RELUCTANT TO PURCHASE OUR SYSTEM.
    Although specific reimbursement approval is not known to be necessary for our principal hospital market, our ability to market our products in non-hospital markets may depend on our obtaining reimbursement approval from insurance companies, Medicare and Medicaid for use of our products. We cannot assure you that such reimbursement will be available.

BECAUSE WE ARE A SMALL COMPANY IN A FIELD DOMINATED BY LARGE INTERNATIONAL MEDICAL PRODUCT COMPANIES, WE MAY NOT BE ABLE TO COMPETE WITH THESE COMPANIES EVEN IF WE ARE SUCCESSFUL IN DEVELOPING OUR PRODUCTS.
    The market for hospital patient monitoring devices is dominated by major international companies like Philips Medical, General Electric Medical, Baxter (Edwards Life Sciences), Siemens, Tyco (Mallincrodt/Nellcor), Abbott Laboratories, Datascope, and Nihon Kohden. These companies supply


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

    conventional blood pressure and pulse oximeter devices and sensors, multi-parameter monitor systems and cardiac output computers and heart catheterization components. In addition, small companies existing (MedWave and Tensys Medical) market continuous noninvasive blood pressure monitors. The large companies have the financial resources, product recognition, advertising budgets, distribution arrangements and relationships with hospitals that could prevent us from developing any meaningful market share regardless of the capabilities of our products. They also have the financial ability to develop new competitive products to respond aggressively to any market success we may realize. As a result, we cannot assure that we will be able to compete successfully with these dominant companies or develop any significant market share.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.
    We have applied for patents but have not perfected patent protection for our technology. We cannot assure you that any patents will be granted or that any patents that are granted will adequately protect our intellectual property rights. If we are granted patents, they may not be upheld if challenged. Any challenge to the validity of our patent rights, regardless of whether we ultimately prevail, could be expensive and could require us to expend significant resources in any such litigation, without assurance of success. Litigation may be necessary to determine the scope and validity of our proprietary rights. In instances in which we hold any patents or patent licenses, any patents held by us may be challenged, invalidated or circumvented, or the rights granted under any patents may not provide us with competitive advantages. Furthermore, others may design around our patents and other proprietary technologies. We presently rely upon non-disclosure agreements with our employees and consultants who are engaged in our development effort. Any breach of these agreements by any of these employees or consultants could have a material and adverse effect upon our business.

WE ARE SUBJECT TO COMPETITIVE CHANGES IN TECHNOLOGY.
    The health care field is subject to changes in technology. Advances in health care sciences create markets for new products while reducing the market for other products. Accordingly, unless we have access to the most current technology, we may not be able start or continue to market our products. We cannot assure you that we will have access to the latest technological developments, which may impair our ability to market our products.

WE HAVE POTENTIAL EXPOSURE FOR PRODUCT LIABILITY AND PRODUCT RECALL, AND THE AVAILABILITY OF INSURANCE HAS NOT BEEN CONFIRMED.
    Clinical trials, manufacturing, marketing and sales of our potential products by us or any strategic partner may expose us to liability claims resulting from the use of the products. We currently do not carry any product liability insurance. Despite experience of a five-year record without claims or complaints for a predecessor prototype system that is similar to that of our product system, it is possible that we will be unable to obtain such insurance or, if it can be obtained, that it will not provide sufficient coverage at a reasonable cost. The inability to obtain sufficient coverage at an acceptable cost or otherwise to obtain protection against potential liability could prevent or inhibit the commercialization of our proposed products. A successful product liability claim or a product recall may have a material adverse effect upon our business, prospects and financial condition.

WE ARE DEPENDENT ON OUR PRESIDENT AND CHIEF TECHNOLOGY OFFICER, (TECHNOLOGY INVENTOR), AND WE NEED ADDITIONAL PERSONNEL.
    We are dependent upon the services of Ted W. Russell, our president and chief technology officer and a principal stockholder. Mr. Russell is the inventor and principally responsible for the development of our technology. Prior to our organization, he was chief executive officer of other companies, including companies engaged in developing and marketing blood pressure monitoring products. In 1995 in relation to an accident injury and rehabilitation requirements, Mr. Russell took advantage of protection afforded by the federal bankruptcy act.

    The Company's Chief Executive Officer, James Hudson, is serving on an interim basis during the Company's research and development phase until a full time CEO is hired assume the full time position.. We will require the services of other qualified executive, technical and marketing personnel. In seeking such personnel, we will compete with many other companies, largely in the health care field, which are major companies that are better known and capitalized than we are. To the extent that we are not successful in our efforts to hire qualified individuals, these work requirements may be performed by Mr. Russell, Mr. Hudson, or other employees and consultants. Our failure to hire qualified executive personnel could have a material adverse effect upon our business and financial condition.

THE VOLATILITY OF OUR STOCK PRICE COULD AFFECT THE VALUE OF AN INVESTMENT IN OUR STOCK AND OUR FUTURE FINANCIAL POSITION.
    The market price of our stock has fluctuated pursuant to the acquisition and our preparations for developing and marketing our products, and can be affected by economic and political uncertainties. Declines in the market price of our stock could adversely affect our ability to retain personnel with higher-priced stock incentives, to acquire businesses or assets in exchange for stock and/or to conduct future financing activities with the sale of stock.


HOSPITAL NEED

         Our technology was created to address what we believe are vital shortcomings of cardiovascular measurement in hospital care, described below:

         Invasive monitoring is costly and inherently risky, and noninvasive flow monitoring has been impractical. Instead, noninvasive blood pressure ("BP"), pulse oximeter and ECG monitoring are used, parameters that inadequately specify patient condition. ECG ignores hemodynamics and lacks practicality for preventive monitoring. Pulse oximeter devices measure relative hemoglobin oxygen content in the blood, but this is often misleading without knowing perfusion, which is the amount of oxygen being delivered to cell tissue for sustainment. Noninvasive pump-up BP devices operate every 5 to 15 minutes; an estimated 12 billion BP measurements are taken yearly despite their lacking consistent accuracy, continuous surveillance, and practicality while causing patient problems due to pressure cuff inflations.

         Patient critical care is hampered by not monitoring blood flow perfusion and heart load (flow resistance) which are both largely controlled with arterial elasticity (stiffness and stress). These are earlier and more relevant markers of patient condition than BP, because blood flow depends on artery condition and control mechanisms that alter flow in order to keep blood pressure constant for as long as possible, e.g., until shock occurs. Thus, BP does not warn of a deteriorating condition, such as blood infection or internal bleeding until late in the progression when intervention is costly or too late to save a patient.

         Pulse oximeters are often relied on as an indicator of perfusion; this is misleading because these devices give no indication of reduced blood flow transport, they continue to display normal measurements even when flow becomes effectively shut down. Moreover, during periods of reduced blood flow, pulse oximeter values can be many minutes latent without being recognized as being potentially erroneous by the anesthesiologist, thus also giving false indications of respiratory condition.

         Although blood flow is generally well accepted as being more clinically relevant for patient safety, BP and pulse oximeter monitoring are used as a proxy for measuring flow and cardiovascular disease because flow has been impractical to measure. Along with delaying intervention, BP is significantly inaccurate when blood flow is reduced, which is common with disease, as well as when flow is elevated for real life activity and anxiety. Our hemodynamic technology enables identifying and correcting BP measurement error that is related to flow variations. Moreover even when measured accurately, BP yields little information about its companion blood flow because the relationship between flow and pressure is unpredictable with cardiovascular disease and other conditions.

         In hospital care, the focus often is moment-to-moment sustainment. The brain requires uninterrupted "perfusion", or blood flow transport of oxygen and other nutrients. The body's total blood flow, the "cardiac output", is measured, but this is ineffective to assess brain flow safety and is performed only on a NON-PREVENTIVE basis for a small percentage of patients because of heart catheterization and other risks and complexities. With blood flow measurement being impractical, perfusion has been referred to as a "HOLY GRAIL"; being of highest concern by doctors and nurses, but impractical to measure.

         The aforementioned problems in part explain why an estimated quarter of the population are said to be untreated or treated inappropriately. Exemplifying effects of monitoring inadequacy in hospital care, authorities "have produced very convincing evidence that the so-called vital signs of every day medical care have little to do with the survival of the critically ill patient." (C. BRYAN-BROWN, BLOOD FLOW TO ORGANS: PARAMETERS FOR SURVIVAL IN CRITICAL ILLNESS, CRITICAL CARE MEDICINE 16:170, 1988). This recognition is a hint of the high priority and substantial expenditures that are at stake in achieving early intervention in preventive monitoring. These are the greatest controllable costs and patient risks in hospital care, and the need for improvement is well recognized. A survey by General Electric Medical indicated that most critical care providers believe "non-invasive hemodynamic monitoring is their number one unmet need."


THE PRODUCT SYSTEM

         Our system was created to improve patient safety and longevity; it is needed because physicians and other care providers are regularly misled about abnormal blood flow conditions and cardiovascular diseases. With a simple noninvasive disposable sensor and science-based technology, we believe our preventive monitoring will enable earlier intervention in surgery and critical care. Because of how the body works, blood pressure and pulse oximeter devices cannot provide critical early warning of patient complications that are the greatest controllable costs and risks of hospital healthcare. We believe that our system can be the basis of multiple product models of expanded measurement capacity because the system measures and computes several parameters, generally categorized as follows:

BLOOD FLOW ...the basic cardiovascular function; provides early & more specific warning of problems;

PERFUSION ... for indicating when the brain is at risk of inadequate oxygen in surgery;

POX LATENCY ... for avoiding false pulse oximeter indications of respiratory function in surgery;

CONTINUOUS  BLOOD  PRESSURE (CNBP) ... uniquely  price-competitive,  simple,   &
unlimited practical use;

CARDIAC OUTPUT ... for hemodynamic determinations of heart disease & reducing heart catheterizations;

HEART LOAD ...for more effective safety in management of anesthesia and coronary care;

BIOPHYSICAL STRESS ... for quantifying cardiovascular disease and warning of impending heart attacks.

         Our system's blood flow perfusion monitoring is intended for avoiding brain impairment that occurs for up to 50% of surgery patients with cardiovascular disease, and for reducing mortality and costly drugs and extended care related to septic shock, drug interactions and pulmonary catheter complications. These conditions cause approximately 300,000 patient deaths annually in U.S. hospitals and great legal malpractice risks. Our system technology can also be significant for managing the most costly hospital treatment modality, congestive heart failure ("CHF"). The specific application needs are:

  o BRAIN FUNCTION IMPAIRMENT IN SURGERY. A basic function of anesthesiology is to "prop-up" the patient's BP, which occurs with drugs that constrict blood flow in body regions and organs that include a patient's limbs. This is the variable, high resistance part of the body's total cardiac output blood flow; in healthy patients before surgery it is approximately two-thirds of the cardiac output. The high resistance flow is the Blood Flow Safety Reserve (BFSR) that is critical for maintaining brain flow. Separate from the reduced flow of anesthesiology, cardiovascular disease reduces resting BFSR by as much as 60% (SAFAR, CIRC 63:2 1981). Mostly because of this, up to half of surgery patients with cardiovascular disease incur "BND" or "Brain Neuropsychiatric Dysfunction" (J. E.
      COTTRELL, CHF ANESTH SUNY-BRKLYN, ANESTH NEWS FEB. 1997; S. NEWMAN, PERFUSION 4:93, 1989; M. NEWMAN, CHIEF THOR ANESTH OF DUKE UNIV PER R.

      WINSLOW, WSJ 12/8/01; T. MONK, ANESTHESIOLOGY NEWS 4/01; PLC SMITH, LANCET, 4/86). Pulse oximeter monitoring provides no warning of flow shut down to less than 5% of normal flow (LAWSON, ANESTH, 10/87). Also, neither cardiac output (when measured) nor BP is a marker for monitoring the BFSR that our system measures in a patient's limb. Thus, we believe anesthesiologists will be able to identify high risk patients and reduce surgery morbidity and potential malpractice risk by using our system in pre-surgery assessments and during surgery and recovery.

  o SEPTIC SHOCK. Septic shock (systemic inflammatory response syndrome) afflicts 751,000 and kills 215,000 hospitalized patients annually. (STUDY OF 1995 HOSPITAL DISCHARGE RECORDS, CRITICAL CARE MEDICINE, REPORTED BY TM BURTON, WSJ, 9/11/01) Although BP hides this condition until the dangerous late-stage, we believe that elevated blood flow of this toxic blood condition can be monitored for early intervention. An authoritative physician consultant of Siemens Medical estimated our system could facilitate the prevention of 40% of septic shock cases (M. IMHOFF, PHD., STADISCHE KLINIKEN DORTMUND, GERMANY, 7/98).

  o DRUG THERAPY COMPLICATIONS. Because blood flow varies more greatly and earlier than BP, WE anticipate practical flow monitoring can help reduce the reported U.S. hospital annual death rates of 90,000 due to adverse drug reactions and drug administration errors that result from 2.1 million incidents. (B. H. POMERANTZ, PROF. NEUROSCIENCE, UNIV TORONTO, A. P. 4/98).

  o CATHETERIZATION GUIDANCE. By continuously monitoring blood flow, BP, and heart loads, we believe our system can provide screening and safety by supplementing and/or reducing costly and risky echocardiography and heart catheterization studies. (A. F. CONNORS, UVA JAMA 275:889, 1997 AND J. E. DALEN, JAMA 276:11, 1996)

  o EMERGENCY USE. We believe continuous blood flow and BP monitoring should be vital for early intervention to prevent cardiogenic shock due to internal bleeding in ER and emergency transport.

  o SEPSIS MANAGEMENT. A surgically clean or sterile packaged BICS sensor is intended to improve an important hospital sepsis issue. According to studies, reusable BP cuffs are a major medium for in-hospital cross-contaminating infections e.g., (staphylococci) that extend hospitalization and costs. (MA BEARD, SPHYGMOMANOMETERS - RESERVOIR OF PATHOGENIC BACTERIA, MED J OF AUSTR, 10/69; ALSO A.J. BERRY, PREVENTION OF BLOOD-BORNE INFECTIONS (HEPATITIS B & AIDS), ASA NEWSLETTER 7/88.

  o THERAPEUTIC MANAGEMENT. In coronary intensive care, we believe the monitoring of blood flow, heart load and arterial biophysical stresses can improve the management of heart attack recuperation and congestive heart failure patients ("CHF"). Because of reduced heart attack mortality, CHF has become the most costly hospital therapy in at least one leading hospital, involving numerous and lengthy hospitalizations for many CHF patients. More effective treatment is needed, especially because the NIH has estimated the CHF patient population of 4.8 million will grow to 20 million in five years. After assessment with cardiac output studies, we believe our system can allow early discharge of CHF patients for remote continuous home monitoring over the internet.

  o DISEASE MANAGEMENT. Blood pressure is not a specific measure of cardiovascular disease. It does not measure the forces that alter and damage the structure of vessel walls. Instead, scientists indicate that dynamic (higher frequency) biophysical elastic forces are relevant. (D.A. MCDONALD, BLOOD FLOW IN ARTERIES, ARNOLD, 1974, P268-82.) Physiologic simulations with our system technology indicate that the progression of cardiovascular disease depends upon ongoing worsening stresses that are produced by heart rate, flow resistance and artery elasticity (stiffness). For very brief instants during heart beats, artery forces can exceed by many times the known limits of artery structure. We believe this can be the underlying impetus of the coronary artery inflammation and end-stage rupture that triggers 75% of heart attacks. (AS PROMULGATED BY LEADING RESEARCHERS SUCH AS DR. ERIC TOPOL AND DR. STEVEN NISSEN OF CLEVELAND CLINIC; SEE NEW STUDIES QUESTION VALUE OF OPENING ARTERIES, G. KOLATA, NY TIMES, 3/21/04). These biophysical phenomena also reduce blood flow, and increase flow resistance and heart work. Thus, we believe our system's practical monitoring of this science based measure can be the means of valid motivational compliance for insurers and meaningful management by physicians.

TECHNOLOGY

         We believe our system technology overcomes obstacles for hospital preventive monitoring. We believe it is the only system, noninvasive or invasive, capable of measuring artery blood flow and resistance, heart loads, perfusion, BP and biophysics. Also, we believe it is the only system known to avoid invasive and intolerable noninvasive BP measurement methods by lightly applying a sensor to a patient's limb. Along with noninvasive comfort; the system design includes reducing inaccuracy caused by patient movement and sensor misplacement; and its simplicity averts new operator training.

         The system uses a disposable noninvasive single-patient sensor cuff, the "BICS" (biophysic interval cuff sensor). This enables measuring more than one physiologic variable simultaneously ("multivariate" sensing). The system also performs a breakthrough solutioning of flow, pressure and elasticity on a continuous heart beat-by-beat basis. It computes these parameters using FFT (fast Fourier transform) frequency mathematics that adjust for complex flow-pressure waveform phasic timing at each physiologic waveform frequency.

         These innovations enable the first practical application of a scientifically famous `WM' technology that determines the pressure forces that propel the blood flow and derive the flow waveform. Although previously impractical because the original `WM' application involved two difficult and risk-prone heart catheterization sensors, it produced unprecedented clinical accuracy, including for extreme pharmacologically induced vasoactive conditions in which all other methods are very unreliable. Our system concurrently employs two independent `WM' applications; one of which enables our system's improved BP monitoring accuracy and monitoring of cardiac output, heart loads and biophysics.


COMPETITION
         The market leaders are GE, Philips, Datascope, Tyco-Nellcor, Baxter (Edwards Life Sciences), Siemens and Nihon-Kohden. We believe patient monitoring systems of these and other smaller companies lack means of early intervention because they lack blood flow and perfusion monitoring. The only flow monitoring is by specialized cardiac output systems that mostly involve heart catheterization and are restricted to use in only approximately five percent (5%) of the patient population due to risks, costs and complexities. Cardiac output systems are impractical for preventive monitoring. Cardiac output blood flow measurement is usually limited to heart procedures and for making fluid volume adjustments on the sickest patients, whereas we believe our blood flow monitoring system is specific to vital complications that occur widely and unpredictably in the critical care patient population, as well as practical for preventive monitoring of all hospital patients.

         FLOW PERFUSION AND BIOPHYSICS: Present cardiac output monitoring involves heart catheterization and A-line componentry, esophageal ultrasound and multi-electrode impedance devices. Cardiac output is not cost effective or otherwise practical for preventive monitoring of approximately 95% of surgery and critical care patients. We believe that no practical system for monitoring blood flow, perfusion or biophysic hemodynamics is known of or to be under development. We expect to prevent competition with strong patents and with our proprietary sensing system that would involve a complicated long-lead time to duplicate.

         CNBP: For BP monitoring, approximately 12% of patients are measured continuously with risk-prone direct INVASIVE intra-arterial catheterization that involves artery cut-down, tubing insertion, infusions, and transducer kits. Otherwise, monitoring is with NONINVASIVE PUMP-UP CUFF monitors that can measure intermittently only every 5-15 minutes so as to avoid arm pump-up trauma. The avoidance of treatment delay and arm nerve palsy are rationale for replacing these devices with CNBP monitors; however, experience shows these issues are not so significant as to justify high prices relative to intermittent models. Two small companies market a CNBP device. We believe these and earlier devices have suffered from:
  o High purchase prices that are twice that of intermittent devices and sensor replacement costs that are unacceptable. We believe a large market exists only for a price-competitive CNBP.

  o Systems suffer from constrictive sensors that impair blood flow and are not tolerated long by conscious patients, as well as motion insensitivity and ineffective waveform signal processing compensation. Sensor fragility and positioning complexity are also impracticalities.

         We believe our proprietary sensing (which provides a low cost design with patient comfort and user simplicity) and our flow-compensated CNBP monitoring, as our "platform" model; can be a basis for volume sales. Moreover, we believe that any competitors would not be able to offer an upgrade to blood flow monitoring, which we believe will be the principal part of our market success.

INTELLECTUAL PROPERTY / PATENTS

         U.S. and worldwide PCT patents were filed in 2001 and 2003 by Mr. Ted Russell with patent counsel, Dr. David Garrod, J.D., PhD, Esq. at Patterson, Belknap, Webb & Tyler LLP. These cover the first known practical applications of the `WM' technology and our invented flow-based elasticity relationship and solutioning process, as well as our sensor, calibration processes, and measurement algorithms for blood flow, perfusion, cardiac output, heart loads and biophysic stress. They also cover multivariate blood pressure monitoring, waveform display algorithms and expert system artificial intelligence applications. Based on a comprehensive search, the filed 225 claims (50 independent) are believed novel, patentable and likely to result in many patents. In June of 2004 the Company has also engaged the services of the firm Jones Day in connection with its European Patent Office prosecution of most of its patent applications in various countries.

PRODUCT DEVELOPMENT AND STATUS

         The Company is the beneficiary of over $6 million of expenditures for research and development, clinical studies, FDA clearance and a marketing introduction that confirmed user acceptability with prior generation CNBP revenues. During 1980-1993 as Chief Executive Officer and President of Cortronic Corporation and Cortronic Medical Corporation, Mr. Russell invented and managed development; testing, FDA clearance and marketing of a CNBP monitor for which no other claims of ownership exist or is believed could exist. During the period 1994-96 he initially developed various blood flow related technologies that employ some of the features of the CNBP system. Our cost re-engineered preproduction unit is in clinical engineering. R&D expenditures continued through March 18, 2004 by various Interest holders. We plan to finalize product development within a year when we will complete software, clinical testing and final product design work. Thereafter, we plan to start manufacturing and commence marketing of two product models after an additional six months, depending on timing for FDA clearance (SEE "GOVERNMENT REGULATION").

MARKET FOR OUR PRODUCTS

         We estimate from various market information sources that the available hospital market for our products initially is $1 billion compared to our estimate of the present market of $2.1 billion of patient monitoring devices and sensors. We expect that our principal products will be flow perfusion monitors for surgery and flow models for surgery and critical care; and that a projected 15%-20% of our shipments will be CNBP monitors and 15%-20% of our longer term shipments will be models with cardiac output and biophysic stress monitoring.

         It is estimated that preventive monitoring systems exist at more than 276,000 critical care beds, which is approximately 30% of all US hospital beds. The first applications for our systems are expected to be surgery and recovery, followed by relatively near-simultaneous adoption for uses in ICU, coronary care, catheterization labs, and ER, as well as somewhat later use in dialysis, electrophysiology (pacemakers), MRI, radiology and congestive heart failure
(CHF) management.

STRATEGIES

         Our marketing is to emphasize patient safety benefits of
  o PERFUSION MONITORING for brain safety and for more reliable pulse oximeter monitoring in surgery;
  o FLOW AND HEART LOAD MONITORING to avoid septic and cardiogenic shock and manage heart failure; and
  o BIOPHYSIC AND HEART LOAD MONITORING to avoid and manage recuperation from heart attacks.

         We believe our system addresses the greatest controllable costs and risks of hospital healthcare. Adverse complications of septic shock, drug problems and cardiac output heart catheterization (excluding surgery complications and CHF management) are estimated by us from studies to cause over 60 unexpected patient deaths and $6 million of costs annually in average 200-bed hospitals and up to three-times this for large hospitals, excluding malpractice costs (D.W. BATES, JAMA 277:307, 1997).

         Our principal business strategies are:

  o GROWTH FACTOR #1: Hospital contract-based sensor purchases (for flow perfusion systems) that can avoid the delay of hospital capital budgeting. We plan to also sell a competitively priced CNBP "platform" model and modules (no sensor required) that can capture existing capital budgets and also allow users to upgrade to flow monitoring with sensor purchases from operating funds.

  o GROWTH FACTOR #2: We believe a major impetus for market acceptance will be malpractice risk avoidance when a practical flow perfusion monitor exists, as was true for the pulse oximeter market. We plan to employ tactics similar to those that were reportedly employed to accelerate acceptance and standardization of the Nellcor pulse oximeter system (CONVEYED TO TW RUSSELL BY LJ LLOYD, PRESIDENT, NELLCOR INC., 1987).

  o   CAPITAL  EFFICIENT  MARKETING:   We  believe  the  foolproof   operational
      simplicity of our system is ideal for cost-effective dealer marketing start up, and for a subsequent transition to direct selling.

  o ATTRACTIVE OPERATING MARGINS: We plan to achieve market leadership and large profit margins. Our third generation design engineering estimates portend a low-cost, price competitive system unit. Most models are to use a single system for commonality efficiencies.

  o SPECIAL OPPORTUNITIES: We plan to pursue a private-label marketing partnership with a major supplier, and/or other special opportunities, to expand our market and benefit our shareholders.

GOVERNMENT REGULATION

         The testing, manufacture and sale of our products are subject to regulation by various governmental authorities, principally the FDA and corresponding state and foreign agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act and related regulations, the FDA regulates preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. If we do not comply with applicable requirements, we can be subject to, among other things: fines; injunctions; civil penalties; recall or seizure of products; total or partial suspension of production; failure of the government to grant pre-market clearance or approval for devices; withdrawal of marketing clearances or approvals; and criminal prosecution.

         A medical device may be marketed in the United States only if the FDA gives prior authorization, unless it is subject to a specific exemption. Devices classified by the FDA as posing less risk than class III devices are categorized as class I or II and are eligible to seek "510(k) clearance." 510(k) clearance generally is granted when submitted information establishes that a proposed device is "substantially equivalent" in intended use and other factors, such as technological characteristics, to a class I or II device already legally on the market or to a "pre-amendment" class III device, which is one that has been in commercial distribution since before May 28, 1976, for which the FDA has not called for PMA applications which are defined below. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. We believe that presently a minimum of three months are required from the date of submission to obtain 510(k) clearance, but the clearance can take up to six months or substantially longer. We cannot assure you that any of our devices or device modifications will receive 510(k) clearance in a timely fashion, or at all.

         Our FDA-cleared predecessor CNBP system was classified as a class II device pursuant to our submission of clinical study data. Outwardly and with respect to patient safety, our present system operates identically, so that we believe our clearance will be straightforward. Blood flow and perfusion are not complex or foreign concepts; substantially different new proposed devices of other companies, such as a Cerebral Oximeter of Somanetics Corporation, relative to compared to preexisting "substantially equivalent" devices, receive class II clearance. We have every reason to believe that our future products will be categorized as a class II device; although no assurances exist this will be the case.

         A device requiring prior marketing authorization that does not qualify for 510(k) clearance is categorized as class III, which is reserved for devices classified by the FDA as posing the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices that are not substantially equivalent to a legally marketed class I or class II device. Class III devices generally must receive approval pursuant to a pre-market approval, or PMA, application, which requires proving the safety and effectiveness of the device to the FDA. The process of obtaining PMA approval can be expensive and uncertain. This can require from one to three or more years after filing, and some are never approved.

         If human clinical trials of a device are required, whether for a 510(k) or a PMA application, and the device presents a "significant risk," the sponsor of the trial, which is usually the manufacturer or the distributor of the device, will have to file an investigational device exemption, or IDE, application before beginning human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards, or IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by the IRB at each clinical site without the need for FDA approval.

         In 1986, our predecessor "platform" CNBP model received 510(k) clearance from the FDA for use on adults and pediatrics. Approximately 1,000 monitors were supplied to dealers and users in Japan, Europe and the US during 1989-92. We may rely on this FDA clearance to market a CNBP monitor if we judge that the functionality of our CNBP "platform" product is substantially unchanged. Alternately, we may submit for a new clearance for our CNBP model, whereby we will submit results of a new clinical study if our system monitoring algorithms of this initial CNBP "platform" are changed significantly. We believe that this would involve a comparative hospital clinical accuracy study for 20-30 patients similar to what was submitted for the predecessor system. Such studies, especially for a comfortable noninvasive device like our system, do not involve a PMA or IDE and are generally relatively easy to arrange a hospital IRB approval for (see below) and conduct. We will complete clinical accuracy studies and submit for a 510(k) clearance for our products that measure blood flow, perfusion, cardiac output, heart loads and biophysics.

         We believe "Grandfathering" advantages are likely to apply. Pursuant to its evaluation and lacking a CNBP class, the FDA requested a clinical study that specifically assessed the patient safety of our low pressure cuff sensing; class II clearance was granted by FDA after such study results were submitted. Grandfathering provisions enable invoking prior clinical results and experience. The sensing operation of our system technology is identical to the predecessor CNBP, so that patient safety aspects are proven because of our predecessor CNBP. Because the history of use of the cuff sensor system was devoid of any patient concerns or FDA "incident" reports, we believe expedited "Grandfathering" criteria will apply for all our monitor system product clearances regarding safety of our sensing system. Also, after each FDA clearance of each product model parameter (BP, flow, stress), grandfathering provisions regarding accuracy for such parameter is expected to should apply to subsequent models that include same parameters. However, there can be no assurances that grandfathering advantages will be allowed for us.

         The Company maintains a relationship with and plans to retain an FDA consultant, a past FDA director, who is a proven expediter of the FDA clearance process.

         Any devices we manufacture or distribute pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by FDA and some state agencies. Manufacturers of medical devices marketed in the United States must comply with detailed Quality System Regulation, or QSR, requirements, which include testing, control, documentation and other quality assurance procedures. Manufacturers must also comply with Medical Device Reporting requirements. These requirements require a manufacturer to report to FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by FDA and, in some circumstances, by the Federal Trade Commission. FDA enforcement policy prohibits promoting approved medical devices for unapproved uses.

         We are subject to routine inspection by the FDA and some state agencies for compliance with QSR requirements and other applicable regulations. From experience, we believe our initial FDA QSR inspection will occur within approximately one year of our initial product shipment. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

        If any of our current or future FDA clearances or approvals are rescinded or denied, sale of our applicable products in the United States would be prohibited during the period we do not have such clearances or approvals. In such cases we would consider shipping the product internationally and/or assembling it overseas if permissible and if we determine such product to be ready for commercial shipment. The FDA's current policy is that a medical device that is not in commercial distribution in the United States, but which needs 510(k) clearance to be commercially distributed in the United States, can be exported without submitting an export request and prior FDA clearance provided that

  o the company believes the device can be found to be substantially equivalent through a 510(k) submission,
  o   the device is labeled and intended for export only,
  o   the device meets the specifications of the foreign purchaser, and
  o other conditions of the export provisions of the Federal Food, Drug, and Cosmetic Act and the Export Reform Act are satisfied.

         Congress has enacted the Medical Device User Fee Modernization Act of 2002. Among other things, this law has provisions that affect the assessment of user fees for product approvals and clearances. Given the recent enactment of this law, the effect of the law on us is unknown.

EMPLOYEES:

The company currently has only one full time employee and one part time executive employee. The company has a number of contractors in its R&D operations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

         On February 6, 2004, an agreement was reached whereby Tec Factory, Inc. would acquire from the various Interest holders HEARTSTAT Technology assets for use in continuing the HEARTSTAT operations for completing the development and commercialization of the first known practical system for monitoring blood flow perfusion (oxygen transport) and other cardiovascular and heart measures. Effective February 17, 2004 we changed our name to HEARTSTAT Technology, Inc., in an effort to reflect changes in our business focus to incorporate the new acquisition. The Company is proceeding forward with its new business plan focusing on the HEARTSTAT technology.

         This acquisition was accounted for as an acquisition of assets as opposed to a reverse merger due to the fact that there was no current company that owned or operated this business or technology in the past 2 years (FOR MORE INFORMATION ON THE ACCOUNTING POLICIES USED PLEASE CONSULT THE NOTES TO THE FINANCIAL STATEMENTS). The technology assets had a number of interest holders besides Mr. Ted Russell the inventor and all interest holders have agreed to exchange their interest in the technology and future operations for a proportionate share of restricted 144 stock in the HEARTSTAT Technology, Inc. as per the provisions of the Agreement for the Purchase of Assets attached as an exhibit hereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to impairment of long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.

IMPAIRMENT OF LONG-LIVED ASSETS.

         Our long-lived assets include property, equipment and goodwill. We assess impairment of long-lived assets whenever changes or events indicate that the carrying value may not be recoverable. In performing our assessment we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates change in the future we may be required to record impairment charges against these respective assets.

RESULTS OF OPERATIONS

FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002.

         HEARTSTAT Technology operated as Tec Factory, Inc. for fiscal 2003 and fiscal 2002 in which the company had negligible operations during these two years as it looked for an acquisition and business direction.

         Operating expenses consisted of payroll and related expenses for executive, finance and administrative personnel, recruiting, professional fees and other general corporate expenses as well as payroll and related expenses for development personnel and consultants. Operating expenses were $21,000 for each of the years ended December 31, 2003 and 2002 respectively.

         Net loss was $21,000 or ($0.002 per share) for the years ended December 31, 2003 and 2002.

         On December 31, 2003, the Company had a working capital deficit of $42,000 compared to a working capital deficit of $21,000 on December 31, 2002. The Company had no cash balance as of December 31, 2003.

         The Company has incurred operating losses and negative cash flows from its minimal operations for fiscal years ending December 31, 2002 and 2003.

FOR THE SIX MONTHS ENDED JUNE 30, 2004

         Company operations increased somewhat in the first and second quarter of 2004 and, as reflected in the interim statements, in the first quarter the Company completed its acquisition of the HEARTSTAT technology system and assets which affected our financial statement assets by $408,000 pursuant to the assumption of $370,000 of debt and issuance $38,000 of capital stock reflecting 38,000,000 shares issued to the interest holders at $0.001 per share.

         On March 18, 2004 the Company completed the acquisition and began its monthly operations to commercialize and bring to market products based on the HEARTSTAT Technology.

         Operating expenses consist of payroll and related expenses for executive, finance and administrative personnel, recruiting, professional fees and other general corporate expenses as well as payroll and related expenses for development personnel and consultants. Operating expenses were $46,829 for the six months ended June 30, 2004.

         Net loss was $46,829 ($0.0033 per share) for the six months ended June 30, 2004.

         On June 30, 2004, the Company had a working capital deficit of $458,829, as compared to a working capital deficit of $42,000 on December 31, 2003. The Company had no cash balance as of June 30, 2004, but maintains a agreement with Diamond WorldWide, Inc. a related company, to continue to finance operations by issuing short term debt.

         The Company has continued to incur operating losses for the six months ended June 30, 2004, mostly due to its expanding operations related to ramping up the commercialization of the HEARTSTAT technology. Continued losses are anticipated to occur through the remainder of 2004 and 2005 because of product development and administrative operating expenses that will be required by the Company before initial product shipments that are anticipated by the second quarter of 2006.

         The Company has been funded and continues to be funded by Diamond WorldWide, Inc. which under an arrangement will continue to fund the operating and development expenses of the company. All monies advanced to HEARTSTAT by Diamond WorldWide will be accruing interest at 8% per annum. Diamond WorldWide, Inc. is a related company. (Discuss and disclose)


PLAN OF OPERATION

         HEARTSTAT   Technology,   Inc.  has  refocused  its  operations   after
completing its acquisition of the technology. Upon the completion of the acquisition with the interest holders, the Company began the process of completing a financing and implementing the final commercialization of the HEARTSTAT Technology. The Company plans a private placement capital financing approximately of $5,000,000 which will be used for development, clinical trials for FDA clearance, as well as the launch of manufacturing and marketing and distribution of products using the HEARTSTAT Technology.

         The Company concluded an employment contract with its President and Chief Technology Officer, Ted Russell, who is preparing to hire necessary product development personnel to begin the final phase of the development and commercialization of this technology. The Company plans to lease and commence operations of its R&D offices near Huntington, NY in the fourth quarter of 2004 and anticipates being fully operational by January of 2005.

ITEM 3.  DESCRIPTION OF PROPERTY

         HEARTSTAT Technology, Inc. currently has its principal executive offices located at 530 Wilshire Blvd, Suite 304, Santa Monica, CA 90401. This space represents a portion of the 670 square feet of office space and is subleased from Diamond WorldWide, Inc. The Company plans to lease a new research and development center in Long Island, New York, by the end of January 2005.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of September 30, 2004:

-----------------------------------------------------------------------------------------------------------------
                                                               AMOUNT AND NATURE OF
  NAME AND ADDRESS OF BENEFICIAL OWNER (1)<F1>                 BENEFICIAL OWNERSHIP         PERCENT OF CLASS (2)<F2>
-----------------------------------------------------------------------------------------------------------------
Ted W Russell
44 Middle Beach Rd West
Madison, CT 06443                                                 19,599,997 (3)<F3>                40.5%
-----------------------------------------------------------------------------------------------------------------
James Hudson
13674 South Talbot Trail,
Ridgetown, Ontario  N0P 2C0                                        1,000,000 (6)<F6>                 2.1%
-----------------------------------------------------------------------------------------------------------------
eAngels Syndicate
c/o G.K. Krause
1521 Alton Road, #352                                         15,000,000 (3)<F3>(4)<F4>(5)<F5>      31.1%
Miami Beach, FL 33139
-----------------------------------------------------------------------------------------------------------------
Patrick A. Maley
15 Codman Drive                                                     50,000 (7)<F7>                   0.1%
Sudbury, MA 01776
-----------------------------------------------------------------------------------------------------------------
SolutionMed Ventures
C/O G.K. Krause
1521 Alton Road, #352                                          4,000,000 (3)<F3>(4)<F4>(5)<F5>       8.3%
Miami Beach, FL  33139
-----------------------------------------------------------------------------------------------------------------
FutureVest MicroCap Fund
C/O G.K. Krause
1521 Alton Road, #352                                          4,000,000 (3)<F3>(4)<F4>(5)<F5>       8.3%
Miami Beach, FL  33139
-----------------------------------------------------------------------------------------------------------------
eAngels Technology Fund
C/O G.K. Krause
1521 Alton Road, #352                                          3,000,000 (3)<F3>(4)<F4>(5)<F5>       6.2%
Miami Beach, FL  33139
-----------------------------------------------------------------------------------------------------------------
Diamond Ventures
C/O G.K. Krause
1521 Alton Road, #352                                          4,000,000 (3)<F3>(4)<F4>(5)<F5>       8.3%
Miami Beach, FL  33139
-----------------------------------------------------------------------------------------------------------------
All officers and directors as a group  (4 persons)
                                                                    20,674,997                      42.6%
-----------------------------------------------------------------------------------------------------------------

                                       19

(1)<F1> To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

(2)<F2> This table is based on 48,402,887 shares of Common Stock outstanding as of September 30, 2004. If a person listed on this table has the right to obtain additional shares of Common Stock within sixty (60) days from September 30, 2004, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(3)<F3> Mr. Ted W. Russell and Mr. G.K. Krause through the eAngels Syndicate may be deemed to be the "parents" of our company within the meaning of the rules and regulations of the Securities and Exchange Commission.

(4)<F4> Includes 4,000,000 shares owned of record by FutureVest MicroCap Fund; 3,000,000 shares owned by eAngels Technology Fund; 4,000,000 shares owned by SolutionMed Ventures and 4,000,000 shares owned by Diamond Ventures.

(5)<F5> G. K. Krause is an investment manager that manages equity investments and partnerships for eAngels Syndicate. Mr. G. K. Krause is deemed the beneficial owner of a total of 15 million shares or 31.0% of the total outstanding common stock pursuant to note (4).

(6)<F6>  Mr.  James  Hudson  is  the  Chief  Executive  Officer   of   HeartSTAT
         Technology, Inc.

(7)<F7> Represents a total of 50,000 shares issuable upon exercise of stock options. 50,000 Immediately exercisable by Mr. Maley.

CHANGES IN CONTROL

         There are no agreements known to management that may result in a change of control of our company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our executive officers and directors are:

     NAME                      AGE     POSITION
     James R. Hudson            65     Chief Executive Officer
     Ted W. Russell             62     President and Chief Technology Officer
     Patrick A. Maley           55     Director

         Our directors are elected annually by our shareholders and our officers are appointed annually by our board of directors. Any vacancies in our board to be are filled by the board itself. Set forth below are brief descriptions of the recent employment and business experience of our executive officers and directors.

JAMES R. HUDSON, CHIEF EXECUTIVE OFFICER & DIRECTOR

         JAMES R. HUDSON has been promoted to Interim Chief Executive Officer since October 15, 2004. Prior to this Mr. Hudson served as interim President since March 18, 2004. Since November 1986, he has been the chief executive officer of Hudson Medical Systems Limited, Ridgetown, Ontario, Canada, a specialty products distribution company he founded in 1986 that supplies medical device products to acute care hospitals throughout Canada. He has over forty years of experience in the health care industry. He served as distributor of the Company's predecessor CNBP blood pressure monitor. From 1983 to 1986, he was general manager of the Cardiovascular Division of Gould Electronics, Canada. In 1978 he founded and was chief executive officer of Northern Medical Industries Limited, Mississauga, Ontario, Canada, a company that went public in 1979. In 1970 he became chief executive officer and took public Medicraft Limited in Rexdale, Ontario. Both Northern Medical and Medicraft were engaged in the manufacture and sale of intubation products. Previously, he was regional manager responsible for sales development at C.R. Bard Inc., and was salesman for Ames Diagnostics, a division of Miles Laboratories.



TED W. RUSSELL, PRESIDENT

         TED W. RUSSELL was a member of the Board of Directors until October 8, 2004 and became the President on October 15, 2004. Mr. Russell held the position of Chief Executive Officer, since July 27, 2004 and employed by the Company as a consultant from April 1, 2004. Mr. Russell invented the HEARTSTAT technology and for over twenty years has been managing the development of its system and other related medical technologies. He has over fifteen years experience as CEO of computer and medical device companies with corporate governance experience as board chairman and CFO. Mr. Russell has been working independently on the technology over the past three years during which he applied for patent protection for the HEARTSTAT technology and has been completing the technology platform and coordinating business activities. Mr. Russell was Chief Executive Officer and President of Rmw/Corlogic, Inc., Madison, CT, since its founding December 1996 until July 2001. In 1994 through 1996 he conducted research that involved creating various blood flow related technologies that also employ some of the technology he previously invented. He was Chief Executive Officer and President of Cortronic Medical Corporation, Northport, NY, since its founding in August 1990 until February 1993 (see below), and was Chief Executive Officer and President of a predecessor Cortronic Corporation, Ronkonkoma NY since its startup in May 1993. Through these two companies he invented, was an investor in, and managed development, testing, FDA clearance and marketing of a continuous noninvasive blood pressure monitor until operations were terminated pursuant to a February 1993 personal injury and rehabilitation, which resulted in his having to use the protection of the federal bankruptcy laws in October 1995. From 1981 to 1982, he was Director of Corporate Development of National Medical Care Inc, Boston, MA; from 1978 to 1980 he was CEO and President of Medtek Corp, Forest Hills, NY; and from 1977 to 1978 he was Vice President in Corporate Finance, Venture Capital, Smith Barney Harris Upham, Inc, New York, NY. From 1975 to 1977, he was a senior general management consultant for Booz, Allen & Hamilton, New York, NY, for which he conducted major engagements for General Electric, Federal Express and WT Grant. Earlier, he was CEO of a minority-owned Memorex Corporation affiliate, ILC Peripherals Corp., New York, NY and before that he directed a new computer product marketing rollout for Memorex in Santa Clara, CA. Earlier, he held financial controllership and engineering positions at Eastman Kodak Company, Rochester, NY. He received and has pending several patents for medical devices. He received a BSE degree from University of Michigan in 1965 and MBA degree from Columbia University in 1974.


PATRICK A. MALEY, DIRECTOR

         PATRICK A. MALEY has been a director of HEARTSTAT TECHNOLOGY INC. since September 8, 2004 and previously, of HEARTSTAT INC. since it's founding July 2002. He has been Chief Operating Officer of Biowave, Inc., Norwalk CT, since September 2002, and previously he served as consultant to other medical device companies since January 2002. From January 1999 to December 2001, he held the positions of Vice President of Marketing and Sales and Business Development at Maritech, Inc. Newton MA. He was Vice President of Sales and Marketing of Zoll Medical, Burlington, MA, a supplier of heart defibrillator devices between 1995 and 1998, was Vice President of Marketing during 1992-95 at Boston Scientific. Mr. Maley received his BA and MBA degrees at the University of California. He has interest in assuming a senior operating or marketing management position in the company.


CONFLICTS OF INTEREST

         Members of our management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of our company. Insofar as the officers and directors are engaged in other business activities, we anticipate they will devote only a minor amount of time to our affairs.

         Our officers and directors are now and may in the future become shareholders, officers or directors of other companies, which may be formed for the purpose of engaging in business activities similar to us. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of us or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. Currently, we do not have a right of first refusal pertaining to opportunities that come to their attention and may relate to our business operations.

         Our officers and directors are, so long as they are our officers or directors, subject to the restriction that all opportunities contemplated by our plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies with which the officers and directors are affiliated both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy with respect to such transactions.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth information the remuneration of our chief executive officers for the last three completed fiscal years.

                           SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------------

                                                                          LONG TERM COMPENSATION
                                                                   --------------------------------------
                                ANNUAL COMPENSATION                         AWARDS             PAYOUTS
                   --------------------------------------------------------------------------------------
                                                         OTHER     RESTRICTED   SECURITIES
    NAME AND                                            ANNUAL        STOCK     UNDERLYING      LTIP       ALL OTHER
    PRINCIPAL                                         COMPENSA-     AWARD(S)     OPTIONS/      PAYOUTS     COMPENSA-
    POSITION        YEAR    SALARY ($)    BONUS ($)     TION($)        ($)       SARS (#)        ($)        TION($)
-----------------------------------------------------------------------------------------------------------------------
    Robert G.       2003        -0-          -0-          -0-          -0-          -0-          -0-          -0-
     Taylor         2002        -0-          -0-          -0-          -0-          -0-          -0-          -0-
  President (1)<F1> 2001        -0-          -0-          -0-          -0-          -0-          -0-          -0-
-----------------------------------------------------------------------------------------------------------------------

(1)<F1> Mr. Taylor was the President from January 2001 through February 27, 2004. He had no compensation from the company.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
----------------------------------------------------------------------------------------------------------------------

                                                  INDIVIDUAL GRANTS
----------------------------------------------------------------------------------------------------------------------
                             NUMBER OF SECURITIES      PERCENT OF TOTAL
                                  UNDERLYING         OPTIONS/SARS GRANTED      EXERCISE OR BASE
     NAME                    OPTIONS/SARS GRANTED      TO EMPLOYEES IN           PRICE ($/SH)         EXPIRATION DATE
                                     (#)                  FISCAL YEAR
----------------------------------------------------------------------------------------------------------------------
     Robert G. Taylor                -0-                      --                      --                   --
----------------------------------------------------------------------------------------------------------------------



                           AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

----------------------------------------------------------------------------------------------------------------------
                                                                        NUMBER OF SECURITIES
                                                                             UNDERLYING         VALUE OF UNEXERCISED
                                                                            UNEXERCISED             IN-THE-MONEY
                                                                          OPTIONS/SARS AT         OPTIONS/SARS AT
                                                                        FISCAL YEAR END (#)     FISCAL YEAR END ($)
                                                                       -----------------------------------------------
                          SHARES ACQUIRED ON                                EXERCISABLE/            EXERCISABLE/
         NAME                EXERCISE (#)        VALUE REALIZED ($)        UNEXERCISABLE           UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------
   Robert G. Taylor               -0-                    -0-                  -0-/-0-                 -0-/-0-
----------------------------------------------------------------------------------------------------------------------

         We will reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

         Ted W. Russell has been under a consulting contract since April 1, 2004 and served as CEO, Chief Technology Officer, Treasurer and interim CFO since July 27, 2004; under a corporate executive restructure he became President and Chief Technology Officer October 15, 2004. James Hudson has served as interim President since March 18, 2004 and will continue as interim CEO and Secretary / Treasurer from August 15th forward. Hudson will not receive any additional compensation from the Company for his services with the exception of his participation in the Stock Option Plan. Mr. Russell has signed a five-year employment agreement which will start upon commencement of full R&D operations and he has received a monthly compensation of $5,000 from April 1, 2004 to September 1, 2004 which will increase to $7,500 monthly beginning October 1, 2004 until the full employment contract provisions begin. The contract provides that the employment can terminate upon: death or disability, for cause: for failure to comply with the terms of the agreement, or at any time by company or employee upon 30 days written notice. This employment agreement is attached as an exhibit hereto.

The Company is currently in negotiations with Mr. Ted Russell to revise his current employment contract to represent his new focus as President and CTO. The Company is considering replacing the current stock option plan with a new Special Inventor Warrant, which would provide Mr. Russell with warrants to purchase 4,000,000 shares of stock exercisable at $1.00 per share. These warrants will immediately 100% vest upon final delivery of an FDA cleared (approved) product including CNBP and Blood Flow Technologies.

STOCK OPTION PLANS

         On September 30, 2004, our shareholders adopted a stock option plan, under which an aggregate of 5,000,000 shares of common stock are reserved for issuance pursuant to the exercise of stock options. These options may be granted to our employees, officers, directors, and consultants. We may also make awards of restricted stock under this plan. Shares issued under this plan are "restricted" in the sense that they are subject to repurchase by us at cost during the vesting period.

         The plan is designed to (i) induce qualified persons to become employees, officers, or directors of us; (ii) reward such persons for past services to us; (iii) encourage such persons to remain in our employ or associated with us; and (iv) provide additional incentive for such persons to put forth maximum efforts for the success of our business. Transactions under the plan are intended to comply with all applicable provisions under the Securities Exchange Act of 1934. This plan will remain in effect until September 30, 2014, unless soon terminated by the Board of Directors.

         Our board of directors administers the plan and determines:

    o    who will be granted options or awards;
    o    when options or awards will be granted;
    o    the number of options or shares to be granted;
    o which options may be intended to qualify as incentive stock options under the Internal Revenue Code of 1986, versus non-qualified options which are not intended to so qualify;
    o    the time or times when each option becomes exercisable;
    o    the duration of the exercise period for options;
    o the form or forms of the instruments evidencing options or awards granted under the plan;
    o    the purchase price of the shares issued under the plan;
    o the period or periods of time during which we will have a right to repurchase the shares; and
    o    the terms and conditions of such repurchase.

         The board may adopt, amend, and rescind such rules and regulations as in its opinion may be advisable for the administration of the plan. It may amend the plan without shareholder approval where such approval is not required to satisfy any statutory or regulatory requirements. The board also may construe the plan and the provisions in the instruments evidencing options granted under the plan to employee and officer participants. The board has the power to make all other determinations deemed necessary or advisable for the administration of the plan. The board may not adversely affect the rights of any participant without the consent of such participant.

         The plan contains provisions for proportionate adjustment of the number of shares for outstanding options and the option price per share in the event of stock dividends, recapitalizations resulting in stock splits or combinations or exchanges of shares.

         The board may select participants in the plan from employees and officers of us and our subsidiaries and consultants to us and our subsidiaries. In determining the persons to whom options and awards will be granted and the number of shares to be covered by each option, the board will take into account the duties of the respective persons, their present and potential contributions to our success, and such other factors as the board deems relevant to accomplish the purposes of the plan.

         STOCK OPTIONS. Only employees of us and our subsidiaries, as the term "employee" is defined for the purposes of the Internal Revenue Code will be entitled to receive incentive stock options. The option price of any incentive stock option may be not less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted under the plan to a person owning more than ten percent of the total combined voting power of the common stock will have an option price of not less than 110% of the fair market value per share on the date of grant of the incentive stock option. The exercise period of options granted under the plan may not exceed ten years from the date of grant thereof. Incentive stock options granted to a person owning more than ten percent of the total combined voting power of our common stock will be for no more than five years. Except in the case of options granted to disinterested directors who administer the plan, the board will have the authority to accelerate or extend the exercisability of any outstanding option at such time and under such circumstances as it, in its sole discretion, deems appropriate. However, no exercise period may be extended to increase the term of the option beyond ten years from the date of the grant.

         An option may not be exercised unless the optionee then is an employee, officer, or consultant of us or our subsidiaries, and unless the optionee has remained continuously as an employee, officer, or consultant since the date of grant of the option. If the optionee ceases to be an employee, officer, or consultant other than by reason of death, disability, or for cause, all options granted to such optionee, fully vested to such optionee but not yet exercised, will terminate three months after the date the optionee ceases to be an employee, officer or consultant. All options that are not vested to an optionee, under the conditions stated in this paragraph for which employment ceases, will immediately terminate on the date the optionee ceases employment or association.

         If an optionee dies while an employee, officer or consultant, or if the optionee's employment, officer, or consultant status terminates by reason of disability, all options theretofore granted to such optionee, whether or not otherwise exercisable, unless earlier terminated in accordance with their terms, may be exercised at any time within one year after the date of death or disability of said optionee, by the optionee or by the optionee's estate or by a person who acquired the right to exercise such options by bequest or inheritance or otherwise by reason of the death or disability of the optionee.

         Options granted under the plan are not transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. Options may be exercised, during the lifetime of the optionee, only by the optionee and thereafter only by his legal representative. An optionee has no rights as a shareholder with respect to any shares covered by an option until the option has been exercised.

         Unless otherwise specified in an optionee's agreement, options granted under the plan will become vested with the optionee over the course of four years from date of grant under the following schedule: 25% upon the first anniversary of the option grant and the remaining 75% monthly over the following 36 months.

         RESTRICTED STOCK AWARDS. Shares issued under the plan will be evidenced by a written restricted stock purchase agreement between us and the participant. Shares issued under the plan are transferable only if the transferee agrees to be bound by all of the terms of the plan, including our right to repurchase the shares, and only if such transfer is permissible under federal and state securities laws. To facilitate the enforcement of the restrictions on transfer, the board may require the holder of the shares to deliver the certificate(s) for such shares to be held in escrow during the period of restriction.

         OUTSTANDING OPTIONS. As of September 30, 2004 there were 200,000 options granted under this plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Other than as disclosed below, none of our present directors, officers or principal shareholders, nor any family member of the foregoing, nor, to the best of our information and belief, any of our former directors, senior officers or principal shareholders, nor any family member of such former directors, officers or principal shareholders, has or had any material interest, direct or indirect, in any transaction, or in any proposed transaction which has materially affected or will materially affect us.

         The company currently has its headquarters operations in Santa Monica, California by subleasing office space from Diamond WorldWide, Inc. Term of the lease is month to month and the rent is $250 per month and started on July 1, 2004. Diamond WorldWide, Inc. holds the long term debt notes for $350,000 along with other short term advances to the Company. As of June 30, 2004, a total of $405,800 was owed to Diamond WorldWide, Inc. in both long term and short term debt.

         As per the terms of Agreement for the Purchase of Assets there were two royalties payable by the Company to SolutionMED Ventures of 1.2% and CNPB, Inc. (owned by the inventor, Ted Russell and his spouse) of 2.2% on all product revenues related to HEARTSTAT Technology. SolutionMED Ventures is a related company.

         G.K. Krause through the eAngels Syndicate is the beneficial owner of 15,000,000 shares through the investment funds; SolutionMed Ventures, FutureVest MicroCap Fund, eAngels Technology Fund and Diamond Ventures.

          As of June 30, 2004, accounts payable of $49,741 of which $40,000 is due to a Diamond Services a division of Diamond WorldWide, Inc. for audit, consulting and legal fees. This amount is described on Note G in the year ending financial statements. G.K. Krause from 2002 to August 2004 was an officer and director of Diamond WorldWide, Inc.

         Concurrent with the Companies acquisition of the HeartSTAT technology, the Company entered into a Commercialization Partnership agreement with Ted Russell where Mr. Russell could exclusively license in perpetuity the HEARTSTAT Technology for the purpose of financing and concluding product commercialization activities if the Company (HEARTSTAT Technology, Inc.) were to fail to raise at least $2,500,000 of net proceeds for product development by September 6, 2005 with an allowance that the Company has a 90-day period to cure the financing inadequacy to prevent the license from being effected. The terms of the license would include a provision that Mr. Russell, or an independent entity will repay the Company for any actual investment capital received at the rate of 20% of any net income of Mr. Russell's independent commercial operations of producing derivative products using the HEARTSTAT Technology. In addition, the Company would receive a royalty on net revenues of such derivative products as follows:

         1. A royalty equal to 3% of net revenues if at lest $1.3 million of investment capital was received
         2.   A royalty equal to 2% of net  revenues  if at least  $650,000  but less than $1.3 million of investment capital was received, or
         3.   A royalty equal to 1% of  net  revenues if  less than  $650,000 of investment capital was received.

         * Exhibit B disclosing all terms and conditions to of this exclusive license is attached as part of the Agreement for the Purchase of Assets.


ITEM 8.           DESCRIPTION OF SECURITIES

         The company currently has the following stock structure:

         1.   80,000,000 common voting shares authorized.
         2. 5,000,000 preferred convertible shares with the conversion rate left to be determined by the board of directors upon issuance. To date there are no preferred shares issued in the corporation.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         Our common stock has been trading on the over-the-counter pink sheet ("Pink Sheets") under the symbol "HSTA" effective March 1, 2004. The common stock was first listed on June 9, 1998 under the symbol "PUBS" and traded under that symbol until April 5, 1999. From April 6, 1999 to August 9, 1999, the stock traded under the symbol "CIIT". From August 10, 1999 to November 27, 2000 the stock traded under the symbol "TMDN" and from November 28, 2000 to February 29, 2004 the stock traded under the symbol of "TECF". The following table sets forth the range of high and low bid quotations for each fiscal quarter for the last two fiscal years. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.


         FISCAL QUARTER ENDING                      HIGH BID          LOW BID

         March 31, 2002.........................    $   0.01         $   0.01
         June 30, 2002..........................    $   0.03         $   0.03
         September 30, 2002.....................    $   0.005        $   0.005
         December 31, 2002......................    $   0.005        $   0.005
         March 31, 2003.........................    $   0.01         $   0.01
         June 30, 2003..........................    $   0.01         $   0.01
         September 30, 2003.....................    $   0.01         $   0.01
         December 31, 2003......................    $   0.01         $   0.01
         March 31, 2004.........................    $   0.60         $   0.60
         June 30, 2004..........................    $   0.70         $   0.70
         September, 2004........................    $   0.80         $   0.80

         On  October 15, 2004, the closing price for the common stock was $0.60

         As of October 15, 2004, there were 939 record holders of our common stock. Since our inception, no cash dividends have been declared on our common stock.


ITEM 2.  LEGAL PROCEEDINGS.

         HEARTSTAT is not a party to, and its property is not the subject of, any pending legal proceedings.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Bongiovanni & Associates was appointed as our principal accountants as of March 15, 2004. On August 10, 2004, our Board of Directors approved the engagement of Bongiovanni & Associates to audit the financial statements for the fiscal year ended December 31, 2002 and December 31, 2003. During the two most recent fiscal years and the subsequent interim period, neither we nor anyone on our behalf consulted Bongiovanni & Associates regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements.

         On August 10, 2004 the new board of directors authorized Bongiovanni & Associates to continue to represent HEARTSTAT Technology, Inc. for 2004 and review the six month statements ending June 30, 2004.

         Prior to the engagement of Bongiovanni and Associates the company did not have an independent auditor of record.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On March 18, 2004, we issued 38,000,000 shares of our common stock to acquire the HEARTSTAT Technology which included the patents and assets intended for launching a product line of hospital devices for monitoring patient blood flow, perfusion, and other cardiovascular and heart values. The technology system is noninvasive and operates continuously on a heart beat-by-beat basis. It works with a simple disposable single-patient-use sensor that has advantages for patient safety. The system also monitors the patient's blood pressure (BP). We relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. The interest holders were deemed to be sophisticated with respect to the investment in the securities due to their financial wherewithal and involvement in the Company's business. Restrictive legends were placed on the stock certificates evidencing the securities issued. No underwriters were involved in the transaction.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law, Article VI of the our corporate bylaws and certificate of incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.



                                    PART F/S

See Audited Financial Statements for 2 years ending December 31, 2003 beginning with page F-1.

See UnAudited Financial Statements for six months ending June 30, 2004 beginning with page FF-1

                                    PART III

ITEM 1.           INDEX TO EXHIBITS.

--------------------------------------------------------------------------------
    REGULATION
    S-B NUMBER                       EXHIBIT
--------------------------------------------------------------------------------
       2.1          Certificate of Incorporation, as amended
--------------------------------------------------------------------------------
       2.2          Bylaws
--------------------------------------------------------------------------------
       6.1 Agreement for the Purchase of Assets with the Interest holders of the HEARTSTAT Technology
--------------------------------------------------------------------------------
       6.2          Employment Agreement of Ted Russell
--------------------------------------------------------------------------------
       6.3          2004 Stock Option Plan
--------------------------------------------------------------------------------
       6.4          SolutionMed Ventures Royalty Agreement
--------------------------------------------------------------------------------
       6.5          CNBP, Inc. Royalty Agreement
--------------------------------------------------------------------------------




                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       HEARTSTAT TECHNOLOGY, INC.



Date:  October 18, 2004                By:  /s/ JAMES R. HUDSON
     ---------------------                --------------------------------------
                                                James R. Hudson, CEO

                                  ------------

                          AUDITED FINANCIAL STATEMENTS

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)

                                DECEMBER 31, 2003

                                  ------------























                                           BONGIOVANNI & ASSOCIATES
                                           CERTIFIED PUBLIC ACCOUNTANTS

                                TABLE OF CONTENTS


                                                                        PAGE(S)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                        F-3

AUDITED FINANCIAL STATEMENTS:

        Balance Sheet                                                     F-4

        Statements of Operations                                          F-5

        Statement of Stockholders' Deficit                                F-6

        Statements of Cash Flows                                          F-7

        Notes to Audited Financial Statements                           F-8-F-15

BONGIOVANNI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
                                                17111 Kenton Drive - Suite 204-B
                                                 Cornelius, North Carolina 28031
================================================================================

To the Board of Directors and Stockholders:
HeartSTAT Technology, Inc.
FKA Tec Factory, Inc.
3753 Howard Hughes Parkway
Suite 200
Las Vegas, Nevada 89109

We have audited the accompanying balance sheet of HeartSTAT Technology, Inc. (FKA Tec Factory, Inc.) (a Delaware corporation) as of December 31, 2003 and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of HeartSTAT Technology, Inc. (FKA Tec Factory, Inc.) as of December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


March 15, 2004


                                     /s/ BONGIOVANNI & ASSOCIATES

                           HEARTSTAT TECHNOLOGY, INC.
                            (FKA TEC FACTORY, INC.)
                                  BALANCE SHEET
                               AT DECEMBER 31,2003
================================================================================


                                     ASSETS


CURRENT ASSETS
   Cash                                                                         $          -
                                                                                ---------------
        TOTAL CURRENT ASSETS                                                               -
                                                                                ---------------

        TOTAL ASSETS                                                            $          -
                                                                                ===============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
   Accounts Payable and Accrued Expenses                                        $       42,000
                                                                                ---------------
        TOTAL CURRENT LIABILITIES                                                       42,000
                                                                                ---------------

STOCKHOLDERS' DEFICIT
   Common Stock (80,000,000 shares authorized, 10,402,887
     shares issued and outstanding, par value $.001)                                    10,403
   Convertible Preferred Stock (5,000,000 shares authorized, no
     shares issued and outstanding, par value $.001)                                       -
   Retained Deficit                                                                    (52,403)
                                                                                ---------------
        TOTAL STOCKHOLDERS' DEFICIT                                                    (42,000)
                                                                                ---------------

        TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                             $          -
                                                                                ================








         See notes to audited financial statements and auditors' report

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                            STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED DECEMBER 31,2003 AND 2002




                                                            2003               2002
                                                        ------------       ------------
REVENUES:
Sales                                                   $       -          $       -
Cost of sales                                                   -                  -
                                                        ------------       ------------
            GROSS PROFIT                                        -                  -

OPERATING EXPENSES:
    General and Administrative                               21,000             21,000
                                                        ------------       ------------
                TOTAL EXPENSES                               21,000             21,000
                                                        ------------       ------------

                  OPERATING LOSS                            (21,000)           (21,000)
                                                        ------------       ------------

                  NET LOSS                              $   (21,000)       $   (21,000)
                                                        ============       ============

Basic and Fully Diluted Loss per Share                  $    (0.002)       $    (0.002)
                                                        ============       ============

Weighted Average Shares Outstanding                      10,402,887         10,402,887
                                                        ============       ============












         See notes to audited financial statements and auditors' report

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                       STATEMENT OF STOCKHOLDERS' DEFICIT
                  FOR THE YEARS ENDED DECEMBER 31,2003 AND 2002




                                                                Additional
                                     Common         Common        Paid in       Retained
                                      Stock         Shares        Capital        Deficit
                                   ------------------------------------------------------
Balance, January 1, 2002            $ 10,403      10,402,887   $        -      $ (10,403)

Net loss for year                        -               -              -        (21,000)
                                   ------------------------------------------------------

Balances, December 31, 2002           10,403      10,402,887            -        (31,403)

Net loss for year                        -               -              -        (21,000)
                                   ------------------------------------------------------

Balances, December 31, 2003         $ 10,403      10,402,887   $        -      $ (52,403)
                                   ======================================================



         See notes to audited financial statements and auditors' report

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31,2003 AND 2002
================================================================================


                                                                    2003            2002
                                                                ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                     $   (21,000)     $   (21,000)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
        Increase in operating liabilities:
           Accounts payable and accrued expenses                     21,000           21,000
                                                                ------------     ------------
           NET CASH USED IN OPERATING ACTIVITIES                        -                -
                                                                ------------     ------------

           NET INCREASE (DECREASE) IN CASH AND
           CASH EQUIVALENTS                                             -                -
                                                                ------------     ------------
CASH AND CASH EQUIVALENTS:
           Beginning of year                                            -                -
                                                                ------------     ------------
           End of year                                          $       -        $       -
                                                                ============     ============












         See notes to audited financial statements and auditors' report

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
================================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND - HeartSTAT Technology, Inc. (FKA Tec Factory, Inc.) (the Company) was organized under the laws of the State of Delaware on October 12, 1995 as a corporation. The original name of the Company was Hospital Software of America, Inc. On February 13, 2004, the Company legally changed its name to HeartSTAT Technology, Inc. via a Certificate of Amendment of Certificate of Incorporation as filed with the State of Delaware. On February 6, 2004, the Company entered into an Agreement for the Purchase of Assets with the interest holders of a medical technology for the non invasive monitoring of blood pressure and blood flow and related assets. Pursuant to the agreement, 38,000,000 shares of the Company's common stock were issued in exchange for 100% ownership of these assets and technology. The objective of the purchase was for the Company to enter into the field of non-invasive monitoring of blood pressure and blood flow.

The Company has previously operated as a blank check company with no revenues.

BASIS OF PRESENTATION - The financial statements included herein include the accounts of HeartSTAT Technology, Inc. (FKA Tec Factory, Inc.) prepared under the accrual basis of accounting.

MANAGEMENT'S USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS - For purposes of the Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of financial instruments including accounts payable and accrued expenses approximated fair value because of the immediate short-term maturity of these instruments.

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
================================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss-carry forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions for federal and state governments. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

LOSS PER SHARE - The Company reports earnings (loss) per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the period presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

COMPREHENSIVE INCOME (LOSS) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "REPORTING COMPREHENSIVE INCOME", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the years covered in the financial statements.

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
================================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')

RECENT ACCOUNTING PRONOUNCEMENTS - In June 2001, the Financial Board issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect SFAS No. 143 to have a material effect on its financial condition or cash flows.

In April of 2002, Statement of Financial Accounting Standards ("SFAS") No. 145 was issued which rescinded SFAS Statements No. 4, 44 and 64, amended No. 13 and contained technical corrections. As a result of SFAS No. 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity's recurring operations. The Company does not expect SFAS No. 145 to have a material effect on its financial condition or cash flows. The Company will adopt SFAS 145 on January 1, 2004.

In July 2002, the FASB issued SFAS 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146
revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect SFAS 146 to have an impact its financial statements once adopted on January 1, 2004.

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
================================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')

RECENT ACCOUNTING PRONOUNCEMENTS (CONT.) - In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees or Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to SFAS No. 123" ("SFAS No. 148"), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more promineI1t disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 for the quarters ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity's activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15,2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The Company plans to adopt this Interpretation in the first quarter of fiscal 2004.

In January 2003, the EITF released Issue No. 00-21, ("EITF 00-21"), "Revenue Arrangements with Multiple Deliveries", which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard will not have an impact on the Company's financial statements.

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
================================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT')

RECENT ACCOUNTING PRONOUNCEMENTS (CONT.) - In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the Company's financial statements.

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2003 and 2002 is summarized as follows:

Cash paid during the periods for interest and income taxes:

                                          2003             2002
                                        --------         --------
         Income Taxes                   $   --           $   --
         Interest                       $   --           $   --


NOTE C - INCOME TAXES

The Company has approximately $42,000 of net operating losses available that expire in various years through the year 2023.

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
================================================================================

NOTE C - INCOME TAXES (CONT.)

Due to operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2003 and 2002.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company's deferred tax asset at December 31, 2003 consists of net operating loss carry forwards calculated using federal and state effective tax rates equating to approximately $14,000 less a valuation allowance in the amount of approximately $14,000 respectively. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $7,000 and $7,000 for the years ended December 31, 2003 and 2002.

The Company's total deferred tax asset as of December 31, 2003 is as follows:

         Net operating loss carry forwards           $   14,000
         Valuation allowance                            (14,000)
                                                     -----------
           Net deferred tax asset                    $       --
                                                     ===========

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the years ended December 31, 2003 and 2002 is as follows:

                                                          2003          2002
                                                        --------      --------
  Income tax computed at the federal statutory rate        34%           34%
  State income taxes, net of federal tax benefit           -0-%          -0-%
                                                        --------      --------
  Valuation allowance                                     (34%)         (34%)
                                                        --------      --------
  Net deferred tax asset                                   -0-%          -0-%
                                                        ========      ========

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
================================================================================

NOTE D - GOING CONCERN

As shown in the accompanying financial statements, the Company has suffered recurring losses from operations to date. It experienced losses of $21,000 and $21,000 during 2003 and 2002, had a net deficiency in equity of $42,000 and a net working capital deficit of $42,000 as of December 31, 2003. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans in regard to this matter are to raise equity capital and seek strategic relationships and alliances in order to increase sales in an effort to generate positive cash flow. Additionally, the Company must continue to rely upon equity infusions from investors in order to improve liquidity and sustain operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE E - SEGMENT REPORTING

Statement of Financial Accounting Standards No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION" requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2003.

NOTE  F - COMMITTMENTS

Pursuant to the aforementioned Agreement for the Purchase of Assets, the Company is committed to 2.2% and 1.2% gross royalty payments to other entities. These percentages are based on total net revenues (net of product returns) and any third party license royalties per each of the agreements.

The Company is also committed to an employment agreement with its officer. Pursuant to the employment agreement, the Company is committed to paying its officer a base salary of $150,000 per annum only in the event it raises $750,000. Until this event occurs, the Company is obligated to pay a monthly consulting fee to this individual of $5,000 through September 30, 2004. This amount increases to $7,500 per month on October 1, 2004. The term of the agreement is five years. Also, by the seventy-fifth day of each new fiscal year, the employee shall be granted a ten year stock option based on the Company's profit performance for the prior fiscal accounting year. The option is computed based on a number of factors including the Company's income before taxes, provided that such pre-tax income exceeds $250,000.

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
================================================================================

NOTE  G - RELATED PARTY TRANSACTIONS

Included in accounts payable in the accompanying balance sheet at December 31, 2003 is a $40,000 payable to Diamond Services a division of Diamond WorldWide, Inc.

NOTE  H - SUBSEQUENT EVENTS

Subsequent to year-end, the Company acquired 100% of the medical technology for the non invasive monitoring of blood pressure and blood flow and related assets from certain interest holders. 38,000,000 shares of the Company's common stock were issued in exchange for 100% ownership of these assets and technology.

The Company also changed its name from Tec Factory, Inc. to HeartSTAT Technology, Inc. to better reflect the nature of its operations.

Subsequent   to  year-end,   the  Company   legally   amended  its  Articles  of
Incorporation to increase the number of authorized common shares from 25,000,000 to 80,000,000. The par value of $.001 remained the same.

Subsequent to year-end, the Company also legally amended its Articles of Incorporation to authorize 5,000,000 convertible preferred shares. These shares have a par value of $.001. The ratio of convertibility has not been determined by the Company yet.

                                  ------------

                              FINANCIAL STATEMENTS

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)

                                  JUNE 30, 2004

                                  ------------


























                                                   BONGIOVANNI & ASSOCIATES
                                                  CERTIFIED PUBLIC ACCOUNTANTS

                                TABLE OF CONTENTS



                                                                      PAGE(S)

INTERIM FINANCIAL STATEMENTS:

        Balance Sheet                                                   FF-3

        Statements of Operations                                        FF-4

        Statements of Cash Flows                                        FF-5

        Notes to Unaudited Financial Statements                      FF-6-FF-8

                           HEARTSTAT TECHNOLOGY, INC.
                            (FKA TEC FACTORY, INC.)
                                  Balance Sheet
                           AT JUNE 30,2004 (UNAUDITED)
================================================================================

                                   ASSETS

CURRENT ASSETS
   Cash                                                                         $           -
                                                                                ----------------
         TOTAL CURRENT ASSETS                                                               -

OTHER ASSETS
   Goodwill                                                                             408,000
                                                                                ----------------
                                                                                        408,000
                                                                                ----------------

         TOTAL ASSETS                                                           $       408,000
                                                                                ================
                 LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
   Accounts Payable and Accrued Expenses                                        $        19,088
   Current Portion of Notes Payable
   Other Trade Payables - Related Parties                                                39,741
                                                                                ----------------
         TOTAL CURRENT LIABILITIES                                                       58,829
                                                                                ----------------

LONG TERM LIABILITIES
   Long Term Notes Payable - Related Parties                                            400,000
                                                                                ----------------
         TOTAL LONG TERM LIABILITIES                                                    400,000

STOCKHOLDERS' DEFICIT
   Common Stock (80,000,000 shares authorized, 48,402,887
     shares issued and outstanding, par value $.001)                                     48,403
   Convertible Preferred Stock (5,000,000 shares authorized, no shares issued and outstanding, par value $.001)
   Retained Deficit                                                                     (99,232)
                                                                                ----------------
         TOTAL STOCKHOLDERS' DEFICIT                                                    (50,829)
                                                                                ----------------

         TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                            $       408,000
                                                                                ================



                           HEARTSTAT TECHNOLOGY, INC.
                            (FKA TEC FACTORY, INC.)
                            STATEMENTS OF OPERATIONS
      FOR THE THREE AND SIX MONTHS ENDED JUNE 30,2004 AND 2003 (UNAUDITED)
================================================================================

                                                  3 Months           6 Months           3 Months           6 Months
                                                    Ended              Ended              Ended              Ended
                                                JUNE 30,2004       JUNE 30, 2004      JUNE 30, 2003      JUNE 30, 2003
                                            ---------------------------------------------------------------------------
REVENUES:
   Sales                                    $          -        $          -        $         -       $          -
   Cost of sales                                       -                   -                  -                  -
                                            ---------------------------------------------------------------------------
        GROSS PROFIT                                   -                   -                  -                  -

OPERATING EXPENSES:
   General and Administrative                       18,252              26,829              5,250             10,500
   Consulting R&D Expenses                          15,000              20,000                -                  -
                                            ---------------------------------------------------------------------------
        TOTAL EXPENSES                              33,252              46,829              5,250             10,500
                                            ---------------------------------------------------------------------------

        OPERATING LOSS                             (33,252)            (46,829)            (5,250)           (10,500)
                                            ---------------------------------------------------------------------------
        NET LOSS                            $      (33,252)     $      (46,829)     $      (5,250)    $      (10,500)
                                            ===========================================================================

Basic and Fully Diluted Loss per Share      $      (0.0030)     $      (0.0033)     $     (0.0005)    $      (0.0010)
                                            ===========================================================================

Weighted Average Shares Outstanding             11,235,764          14,359,051         10,402,887         10,402,887
                                            ===========================================================================

                           HEARTSTAT TECHNOLOGY, INC.
                            (FKA TEC FACTORY, INC.)
                            STATEMENTS OF CASH FLOWS
           FOR THE SIX MONTHS ENDED JUNE 30,2004 AND 2003 (UNAUDITED)
================================================================================


                                                                        2004               2003
                                                                   -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        $    (46,829)      $    (52,079)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
       Increase in operating liabilities:
       Accounts payable and accrued expenses                             17,088             52,079
       Other current liabilities                                         29,741                -
                                                                   -------------      -------------
       NET CASH USED IN OPERATING ACTIVITIES                                -                  -
                                                                   -------------      -------------

       NET INCREASE (DECREASE) IN CASH AND
       CASH EQUIVALENTS                                                     -                  -
                                                                   -------------      -------------

CASH AND CASH EQUIVALENTS:
       Beginning of year                                                    -                  -
                                                                   -------------      -------------
       End of year                                                 $        -         $        -
                                                                   =============      =============

OTHER NON-CASH FINANCING ACTIVITIES:
Incurrence of notes payable for purchase of goodwill               $    350,000       $        -
                                                                   =============      =============

Incurrence of trade accounts payable for purchase of goodwill      $     25,000       $        -
                                                                   =============      =============


                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                FOR THE QUARTERS ENDED MARCH 31 AND JUNE 30, 2004
================================================================================

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at June 30, 2004, the results of operations for the three and six month periods ended June 30, 2004 and 2003, and cash flows for the six months ended June 30, 2004 and 2003. The results for the period ended June 30, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2004. These financial statement should be read in conjunction with the financial statements and notes for the year ended December 31, 2003 appearing in the Company's annual report on Form 10-SB as filed with the Securities and Exchange Commission.

MANAGEMENT'S USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LOSS PER SHARE - We report loss per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                FOR THE QUARTERS ENDED MARCH 31 AND JUNE 30, 2004
================================================================================

NOTE B - ASSET ACQUISITION AGREEMENT

On March 18, 2004 HeartSTAT Technology, Inc. (FKA Tec Factory, Inc.) completed an asset acquisition agreement whereby the company issued 38,000,000 shares of its stock to various interest holders in a technology that will lead to the commercialization and launch of a product line of hospital devices for monitoring patient blood flow, perfusion, and other cardiovascular and heart values. The HeartSTAT system is completely noninvasive and operates continuously on a heart beat-by-beat basis. It works with a simple disposable single-patient-use sensor that has several advantages for patient safety. The system also monitors the patient's blood pressure (BP).

The transaction was accounted for in a manner SIMILAR TO a reverse merger under APB No. 16 because:

         1. The assets were purchased from Ted Russell and other individuals, and not an operating company. How can you audit an individual?

         2. There was no material operations/revenue/expenses regarding the asset purchased per Ted Russell.

The legal and accounting acquirer was Tec Factory based on management's representations. The transaction was booked in the financial statements as follows:

         1. A debit to goodwill of $38,000 representing the 38,000,000 common shares issued at legal par value of $.001 with related credit to common stock.

         2. A debit of goodwill for $370,000 and a related credit to notes payable for assumption of debt in conjunction with the purchase.

There is no impairment of goodwill per inquiry of internal management.







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

                           HEARTSTAT TECHNOLOGY, INC.
                             (FKA TEC FACTORY, INC.)
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                FOR THE QUARTERS ENDED MARCH 31 AND JUNE 30, 2004
================================================================================

NOTE C - LONG TERM DEBT

The Long Term Debt owed to related parties is as follows:

A. $390,000 of this debt is due to Diamond WorldWide, Inc. and it payable as follows:

     1.  $40,000 is payable on December 31, 2005.
     2. $300,000 is payable in three annual installments of $100,000 on December 31, 2006 through December 31, 2008.

     This debt is convertible into registered common stock valued at $0.35 per share at any time by Diamond WorldWide, Inc. and bears an annual interest rate of 8% to be paid monthly.


B. $ 10,000 of this debt is due to Mr. Ted Russell, CEO and major shareholder and will be paid in full on December 31, 2006. Again this debt is convertible into stock valued at $0.35 per share and bears an annual interest rate of 8% to be paid monthly.


















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